Exhibit 12.1

CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended
	November 30				Years Ended August 31
(in thousands)	2007		2006 *		2007 *		2006 *		2005 *		2004 *		2003 *

EARNINGS:
Income from continuing operations before income taxes	$337,800		$153,611		$797,391		$564,116		$306,556		$258,318		$148,939
ADD:
Minority interests	22,979		18,912		143,214		91,079		49,825		34,184		22,099
Fixed charges, as shown below	27,650		17,027		80,529		72,056		74,540		67,463		63,888
Distributions from equity investments	12,332		15,272		66,693		58,240		64,869		58,701		35,939
Investments redeemed — equity investees, cooperatives and other	66		1,376		4,935		7,283		13,514		15,937		8,467
SUBTRACT:
Equity in income of investees	(31,190)		(4,531)		(109,685)		(84,188)		(95,742)		(79,022)		(47,299)
Noncash patronage refunds	(445)		(321)		(3,302)		(4,969)		(3,060)		(4,986)		(1,795)
Interest capitalized	(4,306)		(1,855)		(11,717)		(4,652)		(6,836)		(2,817)		(3,905)

EARNINGS AS ADJUSTED	$364,886		$199,491		$968,058		$698,965		$403,666		$347,778		$226,333

FIXED CHARGES:
Interest	$22,675		$13,138		$63,528		$55,214		$58,367		$51,534		$50,163
Amortization of debt costs expensed or capitalized	699		589		2,231		4,014		4,569		3,971		3,162
Appropriate portion (1/3) of rent expense	4,276		3,300		14,770		12,828		11,604		11,958		10,563

TOTAL FIXED CHARGES	27,650		17,027		80,529		72,056		74,540		67,463		63,888

PREFERRED DIVIDEND FACTOR:	4,156		3,366		15,572		12,767		10,815		9,339		5,539

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$31,806		$20,393		$96,101		$84,823		$85,355		$76,802		$69,427

RATIO	11.5	x	9.8	x	10.1	x	8.2	x	4.7	x	4.5	x	3.3	x

*	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1